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                           August 17, 2023

       Henry Gosebruch
       Chief Executive Officer
       Neumora Therapeutics, Inc.
       490 Arsenal Way, Suite 200
       Watertown, Massachusetts 02472

                                                        Re: Neumora
Therapeutics, Inc.
                                                            Amendment No. 9 to
Draft Registration Statement on Form S-1
                                                            Submitted August 9,
2023
                                                            CIK No. 0001885522

       Dear Henry Gosebruch:

              We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 9 to Draft Registration Statement on Form S-1 submitted August 9, 2023

       Prospectus Summary
       Overview, page 1

   1. We note your statements throughout the prospectus that several of your programs target novel mechanisms of
actions that "have shown preclinical and clinical validation" by
                                                        Neumora and other
leading biopharmaceutical companies. Please revise your disclosure to explain what you mean
by "validation" and provide support for each statement. Please also ensure that this
disclosure does not imply that approval by the FDA or similar regulatory bodies is
assured, as such determination is not within the control of the company.
 Henry Gosebruch
Neumora Therapeutics, Inc.
August 17, 2023
Page 2

       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameHenry Gosebruch
                                                         Division of
Corporation Finance
Comapany NameNeumora Therapeutics, Inc.
                                                         Office of Life
Sciences
August 17, 2023 Page 2
cc:       Phillip Stoup, Esq.
FirstName LastName